Exhibit 99.1

Tiziana Life Sciences to Present at Jefferies Global Healthcare Conference

BOSTON, MA, November 13, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that its senior leadership team will present at the prestigious Jefferies London Healthcare Conference.

Chief Executive Officer Ivor Elrifi and Chief Operating Officer/Chief Financial Officer Keeren Shah will deliver a corporate overview highlighting the Company’s innovative pipeline and recent clinical milestones. The session will include an update on the lead candidate foralumab, the only fully human anti-CD3 monoclonal antibody in clinical development administered intranasally for neurodegenerative diseases such as non-active secondary progressive multiple sclerosis (SPMS), Alzheimer’s disease (AD), multiple system atrophy (MSA) and amyotrophic lateral sclerosis (ALS).

The Jefferies London Healthcare Conference is one of Europe’s premier investor forums, attracting leading global healthcare companies, institutional investors, and industry thought leaders. Tiziana’s participation underscores its growing visibility within the biotechnology investment community and its commitment to advancing transformative therapies for patients with high unmet medical needs.

Presentation Details

Event: Jefferies London Healthcare Conference

Date: Wednesday, November 19, 2025

Time: 12:30 p.m. – 12:55 p.m. GMT (25-minute presentation)

Location: London, UK

Presenters:

●	Ivor Elrifi, Chief Executive Officer

●	Keeren Shah, Chief Operating Officer and Chief Financial Officer

Management will also be available for one-on-one meetings throughout the conference. Interested parties may request meetings through the Jefferies conference portal or by contacting Tiziana’s investor relations team.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

1	https://www.pnas.org/doi/10.1073/pnas.2220272120
2	https://www.pnas.org/doi/10.1073/pnas.2309221120